Mail Stop 3561

July 24, 2006

Via Fax & U.S. Mail

Ms. Julie Beck, Senior Vice President
Journal Register Company
50 West State Street
Trenton, New Jersey 08608-1298

>   **Re: Journal Register Company**
>   **Form 10-K for the year ended December 25, 2005**
>   **Filed March 10, 2006**
>   **File No. 001-12955**

Dear Ms. Beck:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 25, 2005
Item 6. Selected Financial Data, page 23

1.   Please separate your "Other Data" disclosures and present them at the end of the
        section, behind all GAAP information.

2.   Please delete the "free cash flow per share" measure from your presentations.
        The GAAP prohibitions on presenting cash flow per share measures and per share
        measures of liquidity continue to be maintained. For guidance refer, by analogy,
        to SFAS 95 and ASR 142.

Item 7. Management's Discussion and Analysis
Results of Operations, page 28

3.   Refer to your discussions labeled "Summary." We do not disagree with your
        decision to describe and quantify the impact upon net income of significant
        charges or gains that are unusual or infrequent. These disclosures are beneficial
        to a reader's understanding of the financial statements and are therefore
        acceptable. However, please revise your narrative to eliminate any numerical
        presentation or quantification of "earnings" or "net income" for the fiscal year
        exclusive of these items. This measure does not represent a measurement of
        operating results under GAAP.

4.   Refer to your discussions of revenues. We note that MD&A includes a
        comparison of your revenues on a "pro forma" basis, which assumes that all
        properties currently owned were owned in the prior period as well. Your
        discussions of revenues in filed documents should be confined to a discussion of
        your historical revenues computed in accordance with GAAP and as presented in
        your historical financial statements. The numbers you are presenting actually
        constitute a non-GAAP financial measure. These numbers inflate your revenues
        on a historical basis and we consider such a presentation to be confusing to the
        reader and inappropriate under Item 10 of Regulation S-K. Please eliminate this
        measure from your Forms 10-K and 10-Q on an ongoing basis.

5.   In this regard, please note that we agree that the impact upon current period
        revenues of acquisitions constitutes information that is valuable to the reader.
        This revenue increase (in the aggregate and/or by individual revenue category)
        should be separately disclosed and quantified in your comparative discussions of
        historical revenues.

Reconciliation of Non-GAAP Financial Measures, page 40

6.   It appears that your use of free cash flow as a non-GAAP measure is not in
        compliance with the guidelines set forth in FR-65. Specifically, FR-65 prohibits

the non-GAAP measure from both excluding charges that require, or will require, cash settlement from non-GAAP liquidity measures, and eliminating non-recurring or infrequent items when the nature of the item is reasonably likely to recur within two years. However, the explanation of "Cash income taxes" appears to contain both of these types of reconciling items. Please explain why you believe that you've complied with the guidelines of FR-65 in your use of free cash flow as a non-GAAP measure.

7.   Please delete the use of the measure "Adjusted Net Income" from your presentations. Item 10 of Regulation S-K expressly prohibits the use of titles or descriptions of non-GAAP financial measures that are the same as, or similar to, titles or descriptions used for GAAP financial measures. Further, with the exception of the goodwill adjustment (which will not be applicable in future filings) you have adjusted a performance measure to eliminate recurring items. This measure is not appropriate in filed documents.

Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 55

8.   Please tell us more about each of the items reclassified from expenses to revenues. Briefly describe your discount and promotional programs, provide us with a schedule of activity in each significant program for each period presented, tell us which individual revenue and expense line items were impacted and explain the reasons for your decision to reclassify each such item, including your basis in GAAP, if applicable. Provide similar information regarding your carrier program and your netting of carrier compensation as well, to the extent applicable. Finally, for any items subject to the guidance in EITF 01-9, please explain why you consider this change to constitute a reclassification and not the correction of an error.

Segment Reporting, page 56

9.   We note the fact that your focus is on local news, sports and jobs and that you utilize a "cluster strategy" as described on page 1. It appears, from your narrative, that you are able to keep a record of costs within each cluster. If our understanding is correct, it appears that you actually have and conduct business in multiple regional operating segments but that you aggregate these operating segments for reporting purposes into a single reportable segment under paragraph 17 of SFAS 131. If our understanding is correct, please revise your footnote to more clearly explain this fact. If our understanding is not correct, please advise supplementally.

Note 5. Stock Plans, page 62

10.   We note that you will adopt SFAS No. 123(R) in fiscal 2006. If the amendment to your option award agreements to accelerate the vesting of 1.4 options will have a significant impact upon compensation costs in future periods, please disclose and quantify that impact in your subsequent filings.

Note 8. Income taxes, page 67

11.   We note your reversal of significant tax accruals in both 2004 and 2003. Please describe your tax positions at the time that the accruals were booked, including the reasons that you felt the accruals were necessary. Then, please explain what changes, if any, occurred that lead to your determination that the accruals were no longer necessary, including whether any changes were due to the circumstances of the company or whether there was a change in policy related to your tax accruals. In this regard, tell us whether any of your current tax accruals relate to uncertain tax positions and if you anticipate that you will have to reverse any of those tax positions in the upcoming periods.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at 202-551-3381 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Accounting Branch Chief